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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

        Under the Securities Exchange Act of 1934
(Amendment No.    )1

DOV Pharmaceutical, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

259858108
(CUSIP Number)

Hope Flack
BVF Partners L.P
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2002
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    / /

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 259858108	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 826,200
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 826,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 259858108	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,033,560
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,033,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033,560

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 259858108	13D

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,049,300
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,049,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,049,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 259858108	13D

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,049,300
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,049,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,049,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%

14	TYPE OF REPORTING PERSON*
IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 259858108	13D

ITEM 1.    SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.0001 per share (the "Stock"), of DOV Pharmaceutical, Inc. ("DOV"), a Delaware corporation. The principal executive office of DOV is located at Continental Plaza, 433 Hackensack Avenue, Hackensack, New Jersey 07601.

ITEM 2.    IDENTITY AND BACKGROUND.

        The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal business, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

        (a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes and, together with Mark N. Lampert, an individual ("Lampert"), are the "Reporting Persons".

        (b)  The business address of BVF, BVF2 and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

        (c)  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. BVF Inc. is an investment advisor to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

        (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, Partners, and BVF Inc., please refer to (a) above.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On April 24, 2002, DOV conducted an initial public offering with respect to its Stock. In connection with that initial public offering, shares of Series C and Series D Preferred Stock of DOV held by BVF and BVF2 were automatically converted into shares of the Stock at a rate of 1:1.62. As a result of that conversion, BVF and BVF2 hold 826,200 and 1,033,560 shares of the Stock, respectively.

CUSIP NO. 259858108	13D

ITEM 4.    PURPOSE OF TRANSACTIONS.

        Currently, Lampert serves as a director of DOV. Notwithstanding the foregoing, the sole purpose of the acquisitions of the shares of the Stock reported herein is and was for investment. The Reporting Persons did not, at the time of such acquisitions, and do not presently, have any plan to acquire control of DOV. The Reporting Persons may acquire additional shares of the Stock, or dispose of any of their shares of the Stock, from time to time.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a)  BVF beneficially owns 826,200 shares of the Stock, BVF2 beneficially owns 1,033,560 shares of the Stock, and each of Partners and BVF Inc. beneficially owns 2,049,300 shares of the Stock. Based upon information received from DOV, and on information disclosed in its Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission, DOV has 14,988,559 shares of the Stock outstanding as of April 24, 2002. Using these figures, BVF beneficially owns approximately 5.5%, BVF2 beneficially owns approximately 6.9%, and each of BVF Inc. and Partners beneficially owns 13.7% of the aggregate number of shares of the Stock outstanding. This joint filing on Schedule 13D shall not be deemed an admission that Lampert is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of the Stock covered by this joint filing. Lampert, however, directly owns options to purchase 16,200 shares of the Stock, which options are exercisable immediately, and options to purchase approximately 8,099 shares, which options will vest over the next sixty days from the date of this Schedule 13D filing.

        (b)  Each of BVF and BVF2 shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 2,049,300 shares of the Stock they beneficially own with, in addition to BVF and BVF2, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. ILL10 does not individually own more than 5% of the Stock.

        (c)  Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made automatically and without a broker in connection with the initial public offering of the Stock. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

        (d)  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

CUSIP NO. 259858108	13D

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1—Agreement Regarding Joint Filing

        Exhibit 2—Transactions in the Stock by Reporting Persons during the last 60 days.

CUSIP NO. 259858108	13D

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 3, 2002

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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SCHEDULE 13D